SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2007
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F       x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
Naspers Limited, Naspers announces
pro forma financial effects of the
capital raising, dated March 15,
2007

Further to completion of the US$1.0 billion capital raising (the “Capital Raising”), Naspers announces the pro forma financial effects of this transaction. Naspers has issued a total of 45.6 million new “N” ordinary shares (the “New “N”
Shares”), including the exercise in full of the over-allotment option, at an offer price of ZAR163.00 per New “N” Share.
This represents approximately 15.0 per cent of Naspers’s issued “N” ordinary share capital prior to the Capital Raising
(excluding treasury shares). Approximately 7.5 million New “N” Shares were issued pursuant to a Vendor Consideration
Placement (under Section 5.62 of the JSE Listings Requirements) in relation to the acquisition of Mail.ru.The remaining
38.1 million New “N” Shares were issued by way of an issue of shares for cash in accordance with the terms of the general authority granted to the directors of Naspers at the annual general meeting of Naspers held on 25 August 2006.
The JSE has granted approval for the New “N” Shares to be admitted to trading on the JSE.
The pro forma financial effects of the Capital Raising are set out below. The pro forma financial effects have been prepared for illustrative purposes only and in terms of the JSE Listings Requirements and therefore, due to their nature, may not truly reflect Naspers’s financial condition or the effect on Naspers’s future earnings.The directors of Naspers are responsible for the preparation of the pro forma financial effects.
Per Naspers “N” Share
Before Capital
After Capital
%
(In ZAR Cents, unless otherwise stated)
Raising
(1)
Raising
(2)
Change
Basic EPS
EPS
284
245
(14)
HEPS
439
379
(14)
Fully diluted EPS
EPS
268
233
(13)
HEPS
415
361
(13)
Core HEPS
450
389
(14)
NAV
(3)
3 100
4 886
58
NTAV
(3)
2 468
4 339
76
Number of “N” shares in issue (’000)
(4)
291 355
336 955
16
Weighted average number of “N” shares in issue (’000)
(4)
290 555
336 155
16
Fully diluted weighted average number of “N” shares in issue (’000)
(4)
307 394
352 994
15
Notes:
(1) The information “Before Capital Raising” is based on published reviewed financial information for the six months ended 30 September 2006.
(2) The information “After Capital Raising” is based on the following assumptions: (i) the Capital Raising was implemented on 1 April 2006; (ii) the proceeds of the Capital Raising will be used to fund the group’s investment strategy. In the interim, the funds will be deposited with various financial institutions and will earn interest income. However, no adjustments have been made for such interest earned on the proceeds of the Capital Raising, as required by the “Guide on Pro forma financial information” issued by the South African Institute of Chartered Accountants in September 2005; (iii) the effects of the BEE transactions (announced on 27 November 2006) and the Johncom transaction (announced on 14 November 2006) were excluded from the pro forma calculation.
(3) The NAV and NTAV per “N” ordinary share “After Capital Raising” is based on the assumption that the Capital Raising was implemented on 30 September 2006.
(4) Excluding treasury shares. In the Capital Raising, Naspers issued 45.6 million New “N” Shares at R163.00 per share. Citigroup Global Markets Limited acted as sole global co-ordinator, bookrunner and stabilising manager in the Capital Raising.
15 March 2007
Disclaimer
This announcement has been issued by, and is the sole responsibility of Naspers Limited.
The distribution of this announcement and the offer and sale of Naspers Limited N ordinary shares in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of, and observe, any such restrictions. This announcement is not for publication or distribution, directly or indirectly, in or into the United States of America (including its territories and possessions, any state of the United States and the District of Columbia).This announcement does not in any manner constitute an invitation to invest or an advertisement, notification, statement or announcement soliciting investment in the shares of Naspers Limited or an offer of securities for sale in the United States or in any jurisdiction in which such an offer or solicitation is unlawful.The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to registration or an applicable exemption from registration. No public offering of securities is being made into the United States.
Certain statements in this announcement constitute “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Naspers Limited to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. These factors include those discussed in our reports submitted to the SEC. We undertake no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.
Within the United Kingdom, this announcement is directed only at persons who have professional experience in matters relating to investments that fall within article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the “Order”) or are persons falling within article 49(2)(a) to (d) (“high net worth individuals, unincorporated associations etc.”) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.As regards all persons other than relevant persons, the details of the Capital Raising and bookbuilding set out in this announcement are for information purposes only.
No prospectus offering securities to the public will be published. Citigroup is acting for Naspers Limited and no one else in connection with the Capital Raising and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the Capital Raising.
Stabilisation / FSA
Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
(“Naspers” or the “group”)
NASPERS ANNOUNCES PRO FORMA FINANCIAL EFFECTS
OF THE CAPITAL RAISING
•
•
•
•
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO
THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: March 15, 2007 by
Name: Stephan J. Z. Pacak
Title: Director